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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Molex, Inc.

(Name of Issuer)

Class A Stock

(Title of Class of Securities)

608554200

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608554200

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Trustees of General Electric Pension Trust
I.R.S. # 14-6015763

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)		☐

(b)		☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

None

	6.	SHARED VOTING POWER

3,262,438

	7.	SOLE DISPOSITIVE POWER.

None

	8.	SHARED DISPOSITIVE POWER.

3,262,438

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,262,438

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.53% (11.48% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in the Introductory Note))

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP No. 608554200

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and as Investment Adviser to certain other entities and accounts
I.R.S. #06-1238874

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)		☐

(b)		☒

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

7,353,127

	6.	SHARED VOTING POWER

3,262,438

	7.	SOLE DISPOSITIVE POWER.

7,353,127

	8.	SHARED DISPOSITIVE POWER.

3,262,438

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,615,565

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.48%

12.	TYPE OF REPORTING PERSON *

IA, CO

CUSIP NO. 608554200

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

General Electric Company
I.R.S. #14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

Disclaimed (see 9 below)

	7.	SOLE DISPOSITIVE POWER.

0

	8.	SHARED DISPOSITIVE POWER.

Disclaimed (see 9 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclaimed by General Electric Company

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

	☒	Disclaimed (see 9 above)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not applicable (see 9 above)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

INTRODUCTORY NOTE:  This Amendment No. 4 amends the Statement on Schedule 13G filed on behalf of General Electric Company, a New York corporation (“GE”), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM”), the Trustees of General Electric Pension Trust, a New York common law trust (“GEPT”), and certain other entities on February 14, 2000, as amended on May 9, 2000, as amended on February 14, 2001 and as amended on Febrary 14, 2002 (as amended, the “Schedule 13G”).  This Amendment No. 4 is filed on behalf of GE, GEAM and GEPT (collectively, the “Reporting Persons”).  GEAM is a registered investment adviser and acts as Investment Manager of GEPT, and as an Investment Adviser to certain other entities and accounts.  GEAM may be deemed to be the beneficial owner of 3,262,438 shares of Class A Stock of Molex, Inc. (the “Issuer”) owned by GEPT and of 7,353,127 shares of Class A Stock of the Issuer owned by such other entities and accounts.  GEAM and GEPT each expressly disclaim that they are members of a “group.”  GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a “group.”

The Items from the Schedule 13G are hereby amended to read as follows:

Item 4	Ownership

			GEPT	GEAM	GE

(a)	Amount beneficially owned		3,262,438	10,615,565	Disclaimed

(b)	Percent of class		3.53%	11.48%	Disclaimed

(c)	No. of shares to which person has

	(i)	sole power to vote or direct the vote	None	7,353,127	None

	(ii)	shared power to vote or direct the vote	3,262,438	3,262,438	Disclaimed

	(iii)	sole power to dispose or to direct disposition	None	7,353,127	None

	(iv)	shared power to dispose or to direct disposition	3,262,438	3,262,438	Disclaimed

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers

Name: John H. Myers
Title: Vice President

Schedule I

JOINT FILING AGREEMENT

                    This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Class A Stock of Molex, Inc. is being filed on behalf of each of the undersigned.

Dated:  February 14, 2003

GENERAL ELECTRIC PENSION TRUST
By: GE Asset Management Incorporated,
its Investment Manager

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore

Name: Michael M. Pastore
Title: Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers

Name: John H. Myers
Title: Vice President

Schedule II

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

3003 Summer Street, P.O. Box 7900
Stamford, Connecticut 06905

The names of the Trustees of General Electric Pension Trust are as follows:

Eugene K. Bolton

Michael J. Cosgrove

Ralph R. Layman

Alan M. Lewis

Robert A. MacDougall

John H. Myers

Donald W. Torey

John J. Walker